UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

OSHKOSH CORPORATION

(Name of Subject Company)

OSHKOSH CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

688239201

(CUSIP Number of Class of Securities)

Bryan J. Blankfield

Executive Vice President, General Counsel and Secretary

Oshkosh Corporation

2307 Oregon Street

P. O. Box 2566

Oshkosh, Wisconsin 54903

(920) 235-9151

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Gary P. Cullen Skadden, Arps, Slate, Meagher & Flom LLP 155 North Wacker Drive Chicago, Illinois 60606 (312) 407-0700	Richard J. Grossman Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 (212) 735-3000	Patrick G. Quick John K. Wilson Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, Wisconsin 53202-5306 (414) 271-2400

☐                 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Oshkosh Corporation, a Wisconsin corporation (the “Company”), with the Securities and Exchange Commission on October 26, 2012.  The Statement relates to the unsolicited tender offer by IEP Vehicles Sub LLC, a Delaware limited liability company, and Icahn Enterprises Holdings L.P., a Delaware limited partnership, to purchase any and all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company at a price of $32.50 per share, in cash, without interest and less any applicable withholding taxes. Except as otherwise set forth in this Amendment, the information set forth in the Statement remains unchanged.

Item 9.                                  Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description
(a)(9)	Transcript of Oshkosh Corporation earnings conference call for the fourth fiscal quarter and fiscal year ended September 30, 2012 held on October 26, 2012.

(a)(10)	Press Release issued by Oshkosh Corporation on October 29, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

OSHKOSH CORPORATION

	By:	/s/ Charles L. Szews
		Name:	Charles L. Szews
		Title:	Chief Executive Officer
Dated: October 29, 2012

EXHIBIT INDEX

Exhibit Number	Description
(a)(9)	Transcript of Oshkosh Corporation earnings conference call for the fourth fiscal quarter and fiscal year ended September 30, 2012 held on October 26, 2012.

(a)(10)	Press Release issued by Oshkosh Corporation on October 29, 2012.